Filed Pursuant to Rule 424(b)(3)
Registration Number 333-145863

PROSPECTUS SUPPLEMENT NO. 3
(To the Offering Prospectus dated December 28, 2007)

Whitehall Jewelers Holdings, Inc.

11,227,414 shares of common stock

     This prospectus supplement No. 3 supplements the prospectus dated December 28, 2007 (the "prospectus") relating to the sale of up to 11,227,414 shares of the common stock of Whitehall Jewelers Holdings, Inc. by the selling shareholders named in the prospectus for their own accounts. We will not receive any proceeds from the sale of the shares other than the exercise price, if any, payable to us upon exercise of warrants for our common stock.

     This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus with respect to the securities described above. The information contained herein and attached hereto supplements and supersedes, in part, the information contained in the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

     This prospectus supplement is filed for the purposes of including the information contained in our current report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008 (but excluding a press release that was furnished with it).

     Investing in our common stock involves risks. YOU SHOULD READ THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     The securities being registered in the prospectus may not be offered or sold in Montana and New Hampshire in solicited sales transactions by registered dealers, absent filing of notices with such states, which notices have not been filed. The securities may be sold in such states in isolated transactions or pursuant to unsolicited sales under Section 4(4) of the Securities Act.

     You should rely only on the information contained in the prospectus, this prospectus supplement or any other prospectus supplement or amendment. We have not authorized anyone to provide you with different information.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement No. 3 is April 16, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2008

WHITEHALL JEWELERS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-52123	20-4864126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 South Wacker Dr., Ste. 2600,
Chicago, IL 60606
(Address of principal executive offices)
(Zip Code)

Registrant's telephone number, including area code: (312) 782-6800

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14-a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On April 11, 2008, Whitehall Jewelers Holdings, Inc. announced that its wholly owned subsidiary, Whitehall Jewelers, Inc. ("Whitehall"), acquired assets pursuant to an asset purchase agreement, dated April 11, 2008, with Friedman's Inc. and Crescent Jewelers (collectively, the "Sellers") (the "Asset Purchase Agreement"). The acquired assets relate to 78 of the Sellers' retail locations. These assets were sold in connection with a bankruptcy proceeding concerning the Sellers in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Bankruptcy Court entered an order approving this sale of assets on April 10, 2008. Whitehall currently expects to continue to operate these 78 retail locations as either Whitehall or Lundstrom stores.

Asset Purchase Agreement

The assets that Whitehall is acquiring pursuant to the Asset Purchase Agreement include prepaid assets and deposits, inventory and other tangible property located in or related to the 78 retail locations that are the subject of the transaction, as well as any goodwill and other intangible assets associated exclusively or principally with the acquired assets, but do not include the respective stores' accounts receivable or cash. The Sellers have represented that the cost value of the inventory (excluding any consignment goods) to be acquired by Whitehall is not less than $18 million and no more than $24 million.

Pursuant to the Asset Purchase Agreement, Whitehall is assuming all liabilities that arise after the closing under assumed contracts, which include real estate leases as well as all liabilities relating to ownership or use of the purchased assets by Whitehall or otherwise relating to Whitehall's operation of the Sellers' business. Whitehall has agreed to assume the real estate leases for 63 of the Sellers' stores and has the right to assume or reject the real estate leases for 15 additional stores by May 15, 2008.

The purchase price to be paid in cash by Whitehall to the Sellers pursuant to the Asset Purchase Agreement equals 63% of the aggregate cost value of the acquired inventory (excluding any consignment goods). The approximately $14.3 million aggregate purchase price for this acquisition is subject to adjustment after a physical inventory taking by a third party is completed post-closing. Whitehall is responsible for half of the fees and expenses related to this inventory taking. On April 11, 2008, the closing date, Whitehall paid 67% of the purchase price in cash (approximately $9.6 million). Whitehall has agreed to pay the balance of the purchase price within two business days after completion and verification of the inventory taking. On the closing date, Whitehall also delivered an irrevocable standby letter of credit to the Sellers to secure its obligation to pay the remaining portion of the purchase price.

Whitehall expects to also acquire some of the consignment goods that were held for sale by the Sellers. The purchase price for these consignment goods will be separately agreed upon by Whitehall and the respective vendors.

Financing for the Asset Acquisition

Whitehall financed the purchase price for this asset acquisition by borrowing $14.3 million under its existing revolving credit facility. As of April 15, 2008, the aggregate principal amount outstanding under this credit facility was approximately $70.2 million. Whitehall's obligations under this credit facility are secured by a senior lien on all of its assets, including the assets acquired pursuant to the Asset Purchase Agreement.

On or before May 2, 2008, Whitehall expects to reduce its indebtedness under its revolving credit facility by $5 million by borrowing such amount from PWJ Lending II, LLC under Whitehall's existing Term Loan Credit Agreement. (PWJ Lending II, LLC is an affiliate of Prentice Capital Management, LP, which beneficially owns approximately 65% of Whitehall's outstanding common stock.) As of April 15, 2008, the aggregate principal amount outstanding under the Term Loan Credit Agreement was $35 million. Whitehall's obligations under this loan agreement are secured by a junior lien on all of its assets, including the assets acquired pursuant to the Asset Purchase Agreement.

Third Amendment to Revolving Credit Facility

As of April 11, 2008, Whitehall entered into a Third Amendment to the Third Amended and Restated Credit Agreement, dated as of February 20, 2007, by and among Whitehall, LaSalle Bank National Association, or LaSalle,

as administrative and collateral agent for the banks party thereto (the "Banks"), the Banks, Bank of America, N.A. and Wells Fargo Retail Finance, LLC, as managing agents. This credit agreement governs Whitehall's existing revolving credit facility, and its material terms are described in the registration statement on Form S-1 filed by Whitehall Jewelers Holdings, Inc. on December 27, 2007 under the heading "Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Liquidity and Capital Resources Elements – Revolving Credit Facility," which description is incorporated herein by reference.

Pursuant to the Third Amendment, the lenders have consented to Whitehall's acquisition of assets pursuant to the Asset Purchase Agreement. Additionally, the Third Amendment provides for an additional event of default under the credit agreement if Whitehall does not receive at least $5 million in additional net proceeds on or before May 2, 2008 under its existing Term Loan Credit Agreement upon terms that are reasonably satisfactory to LaSalle.

Whitehall may, at the time loans are made under the revolving credit facility, elect for such loans to bear interest at a rate equal to a base rate plus an applicable margin or LIBOR plus an applicable margin. The Third Amendment increases each applicable margin by 100 basis points, so that:

  the Tranche A LIBOR Margin is increased to 2.75%;

  the Tranche A Base Rate Margin is increased to 1.25%;

  the Tranche A-1 LIBOR Margin is increased to 4.50%; and

  the Tranche A-1 Base Rate Margin is increased to 2.50%.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Please refer to the information included under "Item 1.01 Entry into a Material Definitive Agreement" above, which is incorporated under this Item 2.03 by reference.

Item 7.01 Regulation FD Disclosure.

     On April 11, 2008, Whitehall issued a press release announcing the above described acquisition of assets. A copy of the press release is furnished herewith as Exhibit 99.1.

     In accordance with General Instruction B.2 of Form 8-K, the information in Exhibit 99.1 attached hereto is being furnished and is not deemed to be “filed” for purposes of Section 18 of the Exchange Act and is not otherwise subject to the liabilities of that section. Accordingly, the information in Exhibit 99.1 attached hereto will not be incorporated by reference into any filing made by the Registrant under the Securities Act or the Exchange Act unless specifically identified therein as being incorporated therein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description of Exhibit

99.1	Press Release dated April 11, 2008 (1)

(1) Furnished herewith.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include Information relating to Whitehall that are based on the current beliefs of Whitehall's management as well as assumptions made by and information currently available to management, including statements related to Whitehall's financial results, liquidity, financing activities, and related expectations, estimates and beliefs. When used in this report, the words "expects," "believes," "intent," "may," "will" and similar expressions and their variants, as they relate to the Whitehall, or Whitehall's management, may identify forward-looking statements. Such statements reflect Whitehall's judgment as of the date of this report with respect to future events, the outcome of which is subject to certain risks, which may have a significant impact on Whitehall's business, operating results or financial condition. These forward-looking statements are based on estimates and assumptions by Whitehall's management that, although believed to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements: (i) Whitehall's substantial indebtedness; (ii) the value of the acquired inventory and consignment goods; (iii) the value of Whitehall's inventory; (iv) availability of financing; and (v) adverse economic conditions. The foregoing list of important factors is not exclusive. These and other factors are discussed in more detail in the registration statement on Form S-1 filed by Whitehall Jewelers Holdings, Inc. on December 27, 2007 under the heading "Risk Factors." In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report may not in fact occur. Whitehall undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITEHALL JEWELERS HOLDINGS, INC.
(Registrant)

By: /s/ ROBERT B. NACHWALTER
Robert B. Nachwalter
Senior Vice President and
General Counsel

Date: April 16, 2008